UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For November 01, 2005



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 01, 2005  - Director/PDMR Shareholding





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Bunzl plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

Both

3. Name of person discharging managerial responsibilities/director

Michael James Roney

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
(1) Award of options under Part A of the Long Term Incentive Plan - 1 November 2005

(2) Award of performance shares under Part B of the Long Term Incentive Plan - 1 November 2005

(3) Conditional share award - 1 November 2005

18. Period during which or date on which it can be exercised

(1) 1 November 2008 - 31 October 2015 (subject to satisfaction of performance condition)

(2) 1 November 2008 - 31 October 2011(subject to satisfaction of performance condition)

(3) 1 November 2008 (awards made on recruitment which vest subject to continued employment)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

(1) 180,530 Ordinary Shares of 321/7p
(2) 120,353 Ordinary Shares of 321/7p
(3) 175,000 Ordinary Shares of 321/7p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(1) 565p
(2) NIL
(3) NIL

22. Total number of shares or debentures over which options held following notification

475,883

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Mrs Amanda Matthews - 020 7495 4950

Name and signature of duly authorised officer of issuer responsible for making notification

Mr P N Hussey - 020 7495 4950

Date of notification

1 November 2005

END


   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 01, 2005                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman